NEWLAN & NEWLAN
Attorneys at Law
2652 F.M. 407, Suite 230	(940) 241-2004
Lee Newlan	Bartonville, Texas 76226	Fax (940) 241-2040
Eric Newlan

March 31, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTENTION: HUGH FULLER, ESQUIRE
Re:	Diamond I, Inc., formerly AirRover Wi-Fi Corp. and formerly Air-Q Wi-Fi Corporation
Registration Statement on Form S-1
Commission File No. 333-109466
Gentlemen:
On behalf of the captioned registrant, we hereby withdraw, effective immediately, the Registration Statement on Form S-1, which was filed with the Commission on October 3, 2003.
Thank you for your attention.
Sincerely,

NEWLAN & NEWLAN

By: /s/ Eric Newlan
Eric Newlan, Partner